[LETTERHEAD OF ADVANCED COMMUNICATIONS TECHNOLOGIES]




March 29, 2006

VIA EDGAR CORRESPONDENCE FILE

Mr. Thomas Flinn
Staff Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Dear Mr. Flinn:

          Re:              Advanced Communications Technologies, Inc.
                           Form 10-KSB for the Fiscal Year Ended June 30, 2005 Form 10-QSB for the Quarter Ended September 30, 2005 File No. 0-30486

The following are your comments reproduced, along with our responses in connection with your March 15, 2006 comment letter, which reviews our Form 10-KSB for the fiscal year ended June 30, 2005 and Form 10-QSB for the quarter ended September 30, 2005.

Note 9 - Notes and Loan Payable, page F-1A

COMMENT 1 We note your response to our previous comment four. Please address the following comments:

          o Tell us if the deferred finance fees were costs incurred to enter into the loan transaction (e.g., lawyer fees, accountant fees, etc.) or a fee charged by Cornell Capital Partners LP to borrow the money over the life of the loan.

          o Explain to us the basis for your assertion to the effect that the promissory note was issued in connection with the equity line of credit; tell us the expiration date of the equity line of credit.

          o We note that the loan was originally payable in six months, would become interest-bearing at the lower of 24% or the highest rate permitted by law if not paid when due, and was subsequently modified. Please explain to us how you considered EITF 96-19 in determining how to account for these modifications.

RESPONSE            The following responses correspond to Comment 1:


          o The deferred financing fees in the amount of $171,000 represent financing fees charged by Cornell Capital Partners, L.P. to borrow funds over the life of the loan. It does not represent loan transaction costs such as professional fees for lawyers and accountants.

          o The Equity Line of Credit agreement was effective in July 2003 and still remains in effect. It is scheduled to expire in February 2007 unless extended by mutual agreement. The promissory note was issued in connection with the Equity Line of Credit transaction because by its terms, the note was to be repaid either in cash or from the issuance of common stock. The maturity of the note preceded the expiration of the Equity Line of Credit.

          o When we modified the unsecured promissory note in February 2005, we considered the application of EITF 96-19 and determined that the change in terms was not a substantial modification of the debt instrument because the present value of the cash flows under the terms of the new instrument is not at least 10% different from the present value of the remaining cash flows under the terms of the original instrument. This present value computation took into account those attributes stipulated by the EITF in its discussion.


In connection with its response to the comments of the SEC staff regarding the above referenced 10-KSB and 10-QSB, Advanced Communications Technologies, Inc. (the "Company") acknowledges that:

      o the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

      o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

      o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                    * * * * *



Very truly yours,
-----------------------
/s/ Wayne I. Danson
President and CEO




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